SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	534,761
Prepaid expenses		11,193
Receivable from SC Affiliates, LLC		260,000
Total Assets	**$**	**805,954**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to SC Affiliates, LLC	$	252,933
Commitments and Contingencies (See Note 5 and 6)		
Member's Equity		553,021
Total liabilities and member's equity	**$**	**805,954**

The accompanying notes are an integral part of these financial statements.